AGM Group Holdings Inc. c/o Creative Consultants (Hong Kong) Limited Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road Wanchai, Hong Kong

May 20, 2022

Via Electronic Mail

Austin Pattan

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	AGM Group Holdings Inc. (the “Company”) Amendment No. 3 to Registration Statement on Form F-3 Filed January 27, 2022 File No. 333-262107

Dear Mr. Pattan:

This letter is in response to the letter dated March 31, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to AGM Group Holdings Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-3 (the “Amendment No. 4 to Registration Statement”) is being submitted to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-3

Cover Page

1.	Please disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures. Please include corresponding disclosure in the prospectus summary.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page in the Amendment No. 4 to Registration Statement to disclose that we have not installed any cash management policies that dictate the amount of such funds and how such funds are transferred. We have also included corresponding disclosure in the prospectus summary on page 8.

2.	We note your cover page disclosure about the Holding Foreign Companies Accountable Act. Please expand this discussion and your risk factor summary discussion to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act and trading of your securities may be prohibited under either of these acts and include a specific cross-reference to a longer risk factor discussion of the impacts of the HFCAA and Accelerating HFCAA.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have expanded the discussion about the Accelerating Holding Foreign Companies Accountable Act and that trading of our securities may be prohibited under either of these acts. We have also included cross-reference to the risk factor discussing the impacts of the HFCAA and Accelerating HFCAA.

Our Company, page 1

3.	Early in the prospectus summary please provide a diagram of the company's corporate structure that identifies the person or entity that owns the equity in each depicted entity.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added the diagram of corporate structure on page 2. We further advise the Staff that since the Company does not adopt a VIE structure and is a 100% direct holding structure, each depicted entity in the diagram in the Company’s corporate structure has disclosed the entity that owns the equity in the said entity.

4.	We note your determination that you are not required to obtain permissions from Chinese authorities to operate your business. Please provide a basis for this conclusion. If you relied on the opinion of legal counsel, identify that counsel and file a corresponding consent. If you did not rely on the opinion of legal counsel to reach this determine, please disclose this and the reasons you did not rely on counsel. Finally, expand your discussion of the consequences to you and your investors if you inadvertently conclude that such permissions or approvals are not required.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have provided basis for our determination that we are not required to rely on counsel or obtain permission from Chinese authorities to operate our business on page 10. We have also expanded our discussion of the consequences to the Company and the investors if we inadvertently conclude that such permissions or approvals are not required on page 10.

5.	In several instances, we note that your cross references do not refer to the specific more detailed risk factors in question. Please revise here, and throughout, to ensure that all cross-references are specific and accurate.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised each cross reference in this section to refer to the specific more detailed risk factor in question and ensured that all cross-references are specific and accurate.

Risk Factors, page 10

6.	We note that one or more of your officers or directors are located in China. Please revise to include risk factor disclosure to address the difficulty of bringing actions against these individuals and enforcing judgments against them and include a cross-reference to the enforcement of civil liabilities section.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have included a risk factor entitled “You may have difficulty enforcing judgments obtained against us” on page 16 of the 2021 Annual Report, which is incorporated herein by reference, to address the difficulty of bringing actions against, and enforcing judgments against us and our directors, and included a cross-reference in the enforcement of civil liabilities section.

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

RESPONSE: We respectfully advise the Staff that this risk factor has been incorporated by reference from the 2021 Annual Report titled “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and the value of our Class A Ordinary Shares.”

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

AGM Group Holdings Inc.

/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Co-Chief Executive Officer

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